Amplify Energy Corp. 500 Dallas Street, Suite 1600 Houston, TX 77002 (713) 490-8900

August 9, 2017

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Amplify Energy Corp.

Registration Statement on Form S-1

Filed July 20, 2017

File No. 333-219375

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 10, 2017

File No. 1-35364

Ladies and Gentlemen:

Set forth below are the responses of Amplify Energy Corp., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 1, 2017 with respect to (i) the Company’s Registration Statement on Form S-1, File No. 333-219375, initially filed with the Commission on July 20, 2017 (the “Registration Statement”), and (ii) the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016, File No. 1-35364, initially filed with the Commission on March 10, 2017 (the “Form 10-K”).

Each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to pages numbers and captions correspond to the Form 10-K, unless otherwise indicated.

Registration Statement on Form S-1 filed July 20, 2017

General

1.	Please note that the staff’s comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 must be resolved before we will be in a position to declare your registration statement effective.

Response: The Company respectfully acknowledges that the Commission will not be in a position to declare the Registration Statement effective until the Company has resolved all comments raised by the Staff with regard to the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2016

Reserves Sensitivity, page 17

2.	While you provide the price assumptions for Case A and Case B, you do not provide the cost criteria as required by Item 1202(b) of Regulation S-K. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the assumed capital and operating expenses in Case A and Case B were unchanged on a per unit basis and were limited to the associated impact of decreasing or increasing the quantity of proved undeveloped well locations that were ultimately developed as a result of the changing economics based on the Case A and Case B pricing assumptions.

The Company determined it was appropriate to utilize the same Base Case cost assumptions related to fixed and variable cost components on a per well basis for each of Case A and Case B because under the range of pricing assumptions utilized in each case, management did not believe such costs would materially change.

The Company undertakes to include in future filings with the Commission the following disclosure with respect to the cost criteria requirements under Item 1202(b) of Regulation S-K, should such filings include a reserves sensitivity analysis as allowed thereunder (additions from the Form 10-K disclosure are shown in bold and underline, and deletions are shown as strike-through text):

Reserves Sensitivity

Historically, commodity prices have been extremely volatile and we expect this volatility to continue for the foreseeable future. For example, for the five years ended December 31, 2016, the NYMEX-WTI oil future price ranged from a high of $110.53 per Bbl to a low of $26.21 per Bbl, while the NYMEX-Henry Hub natural gas future price ranged from a high of $6.15 per MMBtu to a low of $1.64 per MMBtu. For the year ended December 31, 2016, the West Texas Intermediate posted price ranged from a high of $54.06 per Bbl on December 28, 2016 to a low of $26.21 per Bbl on February 11, 2016 and the Henry Hub spot market price ranged from a high of $3.93 per MMBtu on December 28, 2016 to a low of $1.64 per MMBtu on March 3, 2016. NGL prices have also suffered significant recent declines. The continuation of low prices for oil or natural gas could materially and adversely affect our financial position, our results of operations, the quantities of oil and natural gas reserves that we can economically produce and our access to capital.

While it is difficult to quantify the impact of the continuation of low commodity prices on our estimated proved reserves with any degree of certainty because of the various components and assumptions used in the process of estimating reserves, the following sensitivity table is provided to illustrate the estimated impact of pricing changes on our estimated proved reserve volumes and standardized measure. The assumed capital and operating expenses were unchanged on a per unit basis under each scenario. ~~In addition to different price assumptions, the sensitivity cases below include assumed capital and operating expense changes we would expect to realize under each scenario. Reductions in proved reserve volumes are attributable to reaching the economic limit sooner. The proved undeveloped reduction in volumes is a result of well locations no longer meeting our investment criteria as well as reaching the economic limit sooner. Sensitivity cases are used to demonstrate the impact that a change in price and cost environment may have on reserves volumes and standardized measure.~~ There is no assurance that these prices ~~or cost savings~~ will actually be achieved.

	Base Case (1)	Case A (2)	Case B (3)
Crude oil price ($/Bbl)	$42.75	$38.48	$55.62
Natural gas price ($/MMBtu)	$2.48	$2.23	$2.86
NGL price ($/Bbl)	$42.75	$38.48	$55.62
Capital expense change	N/A	No change	No change
Operating expense change	N/A	No change	No change
Proved developed reserves (MMcfe)	666,786	595,142	827,307
Proved undeveloped reserves (MMcfe)	249,779	145,376	322,627

Total proved reserves (MMcfe)	916,565	740,518	1,149,934

Standardized measure (in thousands)	$395,841	$222,810	$935,252

(1)	SEC pricing as of December 31, 2016 before adjustment for market differentials.
(2)	Prices represent a 10% reduction to the SEC pricing as of December 31, 2016 based on different pricing assumptions before adjustments for market differentials.
(3)	Prices represent weighted-average NYMEX forward strip prices as of January 31, 2017 before adjustments for market differentials. NYMEX forward strip prices were input into our cash flow analysis as individual monthly figures through 2019, as annual average for 2020, and held constant thereafter.

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Please direct any questions with respect to the foregoing or any requests for additional supplemental information, to Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786.

Very truly yours,

AMPLIFY ENERGY CORP.

By:	/s/ Robert L. Stillwell, Jr.
Name:	Robert L. Stillwell, Jr.
Title:	Senior Vice President and Chief Financial Officer

cc:	Lisa Krestynick, Securities and Exchange Commission

Eric M. Willis, Amplify Energy Corp.

Matthew R. Pacey, Kirkland & Ellis LLP

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